



The Secretary-General

06011571


SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2006
WASH, D.C.
185
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.


SUPPL

March 2nd , 2006

Attention: Special Counsel/Office of International Corporate Finance

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of March 2nd, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57.36) should you have any further queries.

Sincerely yours

PROCESSED
MAR 1 4 2006
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

DGRP1 E SG



PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

20 P. Paris and Brussels, March 2, 2006

Activity and results - 4th Quarter and Full Year 2005

- **Very strong commercial activity in 2005**
- **Double digit underlying earnings growth in all business lines:**
  - **Public Finance:** +14.0%
  - **Personal Financial Services:** +13.3%
  - **Investment Management and Insurance Services:** +28.6%
  - **Treasury and Financial Markets:** +15.4%
- **Earnings per share up 14.5% in the year, at EUR 1.87***
- **Proposed Dividend per share : 0.71 EUR (+ 14.5 % over 2004)**

Fourth Quarter 2005

Net income – Group share:	EUR 553 million	(+29.7% on Q4 04)
Earnings per share*:	EUR 0.51	(+30.8% on Q4 04)

Full Year 2005

Net income – Group share:	EUR 2,038 million	(+11.9% on 2004)
Return on equity:	20.0 %	(17.2 % in 2004)
Tier 1 ratio:	10.3 % at year end	(10.0% at Jan. 1, 2005)

* undiluted

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

Foreword

Full year and fourth quarter 2005 results are presented under IFRS as adopted by the E.U., including the IAS 32&39 and IFRS 4 standards. Comparisons with the equivalent periods of 2004 are not totally relevant since the three standards mentioned above were not in place in 2004. Furthermore, a number of adjustments were made during the fourth quarter on certain accounting entries of the first three quarters, following more accurate interpretation/application of the new IFRS standard. They are pointed out where appropriate in the commentary below.

The Board of Directors of Dexia met on March 2, 2006 and approved the Group's financial statements as of December 31, 2005.

Consolidated statement of income

in millions of EUR	Q4 04	Q4 05	variation	FY 2004	FY 2005	variation
Income	1,438	1,571	+9.2%	5,623	5,976	+6.3%
Costs	-793	-842	+6.2%	-3,057	-3,229	+5.6%
Gross operating income	**645**	**728**	**+12.9%**	**2,566**	**2,747**	**+7.1%**
Cost of risk	-203	-25	-87,5%.	-226	-52	-77.0%
Impairment on (in)tangible assets	-2	-1	-28,3%	-20	0	n.s.
Tax expense	+2	-136	n.s.	-429	-602	+40.3%
Net income	**442**	**566**	**+27,9%**	**1,891**	**2,093**	**+10.7%**
Minority interests	16	13	-20,5%	69	55	-20.3%
Net income – Group share	**426**	**553**	**+29.7%**	**1,822**	**2,038**	**+11.9%**
Cost-income ratio	55.1%	53.6%		54.4%	54.0%	
ROE (annualized)	15.7%	20.8%		17.2%	20.0%	

Net income - Group share amounted to EUR 2,038 million in 2005, up EUR 216 million (+11.9%) over 2004. Some changes took place between the two years in the scope of consolidation[1], accounting for a small variation in net income (EUR - 3 million). The contribution of the non-operating factors was significant this year again (EUR 251 million in 2005, compared to EUR 214 million in 2004 – detailed below), accounting for EUR 37 million of the increase. Hence, the underlying[2] performance progressed by EUR +181 million, or 11.3% overall, and it was good in all business lines, with progressions of +14,0% in

[1] Sale of Kempen & Co and Société Monégasque de Banque Privée in 2004; acquisition of FMS Hoche in 2005; sale of Eural and closure of Rekord in Q4 2005.

[2] "Underlying" results exclude the non-operating factors, i.e. both the nonrecurring elements of the period, described and quantified individually, and also the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of their market value during the reporting period is taken as a trading result; this treatment under IAS 39 does not allow a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

Public/Project Finance and Credit Enhancement, +13.3% in Personal Financial Services, +28.6% in Investment Management and Insurance Services, and +15.4% in Treasury and Financial Markets – see analysis below. Of note, the currency exchange impact on net income was very limited in 2005 (EUR + 1 million).

During the fourth quarter of 2005, net income - Group share amounted to EUR 553 million, up 29.7% on the equivalent quarter of 2004. This strong variation is due in good part to the contribution of non-operating items (EUR 104 million in the quarter, instead of EUR 57 million in the same quarter of 2004). Despite this, the underlying net income has also achieved a very strong growth in the quarter (+21.9% over Q4 2004).

Total income amounted to EUR 5,976 million in 2005, EUR 353 million higher than in 2004 (+6.3%). At constant scope of consolidation, the increase was EUR 377 million (+6.8%) in one year, largely stemming from the growth of underlying revenues in all the business lines: respectively EUR +216 million in Public Finance (+10.6%); EUR +69 million in Personal Financial Services (+3.2%); EUR +71 million in Investment Management and Insurance Services (+11.2%), and EUR +38 million in Treasury and Financial Markets (+8.5%). For the rest, the combined revenues of Central Assets and non-operating items went down EUR 15 million. This overall revenue growth was however mitigated by several technical factors, discussed later in more detail. Some are linked to the application for the first time of IAS 39 in 2005 which has brought an accounting change for revenues that were taken upfront in the past and are now accrued over a long time span (see *nota bene* on Personal Financial Services below). Others concern arbitrage strategies engineered by Treasury and Financial Markets which have mitigated both the revenues and the tax charge in 2005 (see below). The last one stems from the change introduced in 2005 in the fee structure and conventions of asset management activities (also described below). Without these various items, the year on year revenue growth would have been EUR 75 million higher (1.3 percentage point of growth).

During the fourth quarter of 2005, total income amounted to EUR 1,571 million, up EUR 133 million compared to the fourth quarter of 2004 (+9.2%). The underlying revenues were up 9.1% on the equivalent quarter of 2004, pulled by the good progressions in all the business lines, and also mitigated by the technical factors discussed above.

Costs stood at EUR 3,229 million in 2005, up 5.6% (or EUR +172 million) compared to 2004.
a) By nature, the expenses progressed as follows: ***staff expenses*** – which represent about half of the total cost base - went up EUR 43 million (or + 2.8%) in the year; ***network commissions*** went up 3.7% or EUR 13 million), a relatively modest increase when put in perspective with the good commercial performance of the network in 2005; ***other costs*** went up 10.0% or EUR 116 million.
b) By type, there were two non-operating items in 2005 (none in 2004): EUR 13 million related the liquidation of Rekord, and EUR 3 million for the setting up of RBC Dexia Investor Services. Excluding those, and on a pro forma basis, the variation of costs was +5.8%, or EUR +176 million, explained by a number of factors of varying importance (detailed later) but stemming from three main reasons: i) EUR 30 million linked to the geographic expansion of the Group; ii) EUR 33 million linked to the business development programs of the various entities, such as higher network commissions, the cost of advertising campaigns, etc; and iii) EUR 111 million for several specific reasons (e.g. EUR 29 million on IT programs put in place, as well as higher amortization under IFRS; EUR 14 million cost increase at FSA; EUR 6 million adjustment of IAS 19 pension provisions; EUR 10 million for the implementation of the "Duisenberg" mediation in the Netherlands; etc..) explained in detail thereafter.
c) Of important note is the fact that in Personal Financial Services - which represents about half of total costs, and where the cost-income ratio is the highest - the underlying cost base was up

only 1.8%, in line with the objectives set at the beginning of the year in this business line, and substantially below the underlying revenue progression thereof.

During the fourth quarter of 2005, costs amounted to EUR 842 million, up 6.2% over the fourth quarter of 2004, and up 6.8% (or EUR +53 million) on an underlying basis. This progression relates to the various programs discussed above, and is shared among the various segments, as discussed later individually. This increase is explained, among other, by several specific factors which had a bearing during the quarter (such as a bonus scheme at Dexia Asset Management: EUR 6 million; restructuring of the cash equity activities in France: EUR 5 million; the institutional advertising campaign: EUR 5 million; an indemnity paid to cancel an agreement with a third party supplier of insurance products: EUR 3 million).

The **cost-income ratio** was 54.0%, in the full year 2005, below that of 2004 (54.4%). The underlying cost-income ratio stood at 55.8% (down compared to 56.1% in 2004). This reduction is satisfactory when considering the expenditure engaged to develop the business and franchise of Dexia both domestically and internationally during the year, and the number of items discussed herein, which have borne on the cost base in 2005.

The **gross operating income** amounted to EUR 2,747 million in 2005, up 7.1%. On the underlying basis, the growth was +6.9% (+6.8% at constant exchange rate). Taking aside the effects of the non-operating items, one can see the very satisfactory underlying performances in the business lines, particularly in Public Finance, where a +11.1% growth year on year was achieved, in Personal Financial Services which delivered a +6.9% progression, in Investment Management and Insurance Services (+10.6%) and in Treasury and Financial Markets (+8.5%) – see detailed analysis below. Overall, the exchange rates fluctuations in 2005 had a small influence on the gross operating income (EUR 2 million positive impact).

In the fourth quarter of 2005, gross operating income amounted to EUR 728 million, up EUR 83 million (+12.9%) compared to the fourth quarter of 2004. The non-operating items were relatively substantial in the two quarters concerned (respectively EUR 91 million in Q4 2005 and EUR 75 million in Q4 2004); on the underlying basis, the growth was nevertheless very strong: EUR +69 million or +12.2%.

The **cost of risk** (impairments on loans and provisions for credit risks) was very low, amounting to EUR 52 million in 2005, compared to EUR 226 million in 2004. Excluding the provision movements at Dexia Bank Nederland (see below), the underlying cost of risk increased slightly (EUR 59 million in 2005 against EUR 48 million in 2004), but remained however at a very low level (1.6 basis points on average outstanding banking commitments). Concerning the situation of Dexia Bank Nederland, a full disclosure is made on pages 117-119 of the Activity Report Year and Q4 2005, available on the company's website www.dexia.com.

Tax expense (comprising both current and deferred tax) amounted to EUR 602 million in 2005, up 40.3% compared to 2004. These amounts include non-operating items (net credits of respectively EUR 40 million in 2005, and EUR 230 million in 2004 - see detail below). If those are excluded, the underlying tax charge went down, from EUR 658 million in the full year 2004 to EUR 642 million in 2005, but this variation of EUR - 16 million is partly due to the positive impact of the arbitrage products discussed above (EUR 21 million of the variation), and partly due to an adjustment made in 2004 of the tax charge (on account of derivative products), with no equivalent in 2005 (EUR 13 million of the variation).

The tax rate in 2005 evolved as follows: it was 23.1% (compared to 19.0% in 2004) on the basis of reported earnings, and it was 26.8% (compared to 29.1% in 2004) on the basis of underlying earnings.

The **profit margin** (net income before minority interests related to total revenues) stood at 35.0% in 2005, up on 2004 (33.6%).

Return on equity stood at 20.0% (compared to 17.2% in 2004), well above Group's medium term objective, partly under the influence of the non-operating items.

Earnings per share (EPS) reached EUR 1.87 in 2005 (non diluted), up 14.5 % over the previous year. Of note, the share buyback program was pursued, with 32,707,600 shares purchased during the year, amounting to nearly EUR 600 million.

Group tier 1 ratio[3] continued to go up and stood at 10.3% at year end (10.0% at January 1, 2005). This stems from the combined effects, in opposite directions, of several factors, the main ones being: the increase of risk-weighted assets (+ 11.3% in the year); the issuance of hybrid tier 1 capital by Dexia Credit Local in the fourth quarter, and finally the share buybacks discussed above.

Dividend. In view of the good 2005 results, the Board of Directors will propose a gross dividend of EUR 0.71 per share. Subject to shareholders meeting approval thereon, the dividend will be paid on May 24, 2006.

Post-balance-sheet event

On January 4, 2006, Dexia and Royal Bank of Canada announced the completion of the joint venture to combine their institutional investor services businesses. RBC Dexia Investor Services is a joint venture equally owned by Royal Bank of Canada and Dexia. Dexia will consolidate 50% of the joint venture by proportional method from January 1, 2006. Dexia's proportionate share of RBC's contribution will be recorded at fair value in Dexia's consolidated financial statements. As a result, Dexia will recognize both an after tax profit of over EUR 200 million on Dexia's net asset contribution to the joint venture and EUR100 million of intangible assets.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

1.A. Activity

Activity has been very buoyant in all regions and with all categories of clients served by Dexia.

Long-term outstanding commitments[4] stood at EUR 241.3 billion as of December 31, 2005, up 25.0% in one year. This growth stemmed from robust originations everywhere where Dexia operates, but more particularly in Spain, Great-Britain, Italy, America and Luxembourg. New business boomed in Central and Eastern Europe. Outstanding commitments with public sector clients went up 22.3%, and in the corporate and project finance sector, they increased by

[3] For the calculation of this ratio, the profit for the period minus the dividend (proposed for 2005) is included in the equity.

[4] Fully-consolidated subsidiaries.

57.4%. Originations in the latter sector amounted to EUR 12.4 billion during the year, more than double the level of 2004. This increase took place in almost all markets where Dexia operates and was particularly boosted by one giant transaction (the renovation and extension of the Madrid's ring road, representing a total debt package of EUR 2.5 billion, arranged by Dexia and co-managed with two other banks). Dexia has joined the world top ten league of banks operating in project finance, ranked by Euromoney. It is the sixth largest arranger of global project finance loans among them, and the first one in the field of PPP/PFI's. These rankings are all the more remarkable as Dexia deliberately avoids some areas or types of projects in view of their inherent risks. Five projects involving Dexia have been selected by Euromoney as "Deals of the Year", in the transportation, water and energy fields. Besides, another award was granted this year by the Infrastructure Journal, which named Dexia "Renewables Arranger of the year".

Regionally, commercial performance was strong everywhere:

- In **France**, the total long-term commitments showed a robust growth of +5.1% to stand at EUR 60.6 billion at year end. The business was particularly good in public finance, with long-term originations increasing by 5.2%. This is notably due to the strong activity with the largest clients, where, in a tough competitive environment, Dexia won some key tenders such as the EUR 150 million bond issue for the Provence-Alpes-Côte d'Azur region, or the EUR 120 million bond issue for the city of Paris. New originations progressed strongly with the "other local players", particularly in social housing (+10%). Dexia's market share in France remained above 40%, asserting its leading position. In addition, Dexia won several advisory mandates in project finance, notably a financial consultancy mandate for the Lyon-Turin high speed train infrastructure project.

- In **Belgium**, long-term commitments amounted to EUR 28.4 billion at year end 2005, up 7.0% in one year. In a highly competitive market, Dexia succeeded this year again to maintain a market share above 80% with the local authorities segment. In the corporate/project finance sector, new originations went up strongly, bringing the outstanding commitments to EUR 2.4 billion at year end (+5.2%).

- The long-term commitments in **Luxembourg** amounted to EUR 1.9 billion, up +62.8% in one year, pulled, among other by one large transaction with the Luxembourg railways (EUR 0.4 billion).

- In **Italy**, activity reached a very high level in 2005. As of December 31, 2005, long-term commitments totalled EUR 34.1 billion, up nearly 20% over twelve months, and 12% in just one quarter. Public finance lending activity performed strongly, with a 89% increase of originations year-on-year. Dexia Crediop also developed significant capital market business by participating in many transactions such as the refinancing of a portion of the EUR 1.7 billion city of Milan's debt, the issue of a EUR 336 million ABS by the Abruzzi Region or the 30 years bond issue of EUR 500 million for the Sardinia region. In the corporate and project finance sector, commitments increased by +43.3%, reaching EUR 4.6 billion at year end. Particularly noteworthy, was the EUR 0.9 billion bond issue for the financing of the Italian high speed train which Dexia managed and kept totally in its loan book.

- In **Spain**, long-term commitments went up to EUR 6.5 billion, up 30.5% over the last twelve months. Both public finance and corporate and project finance were very active, with commitments increasing respectively by 30.1% and 33.5% over the year. Dexia Sabadell Banco Local also won several advisory mandates, notably a financial consultancy mission for Public/Private Partnership projects in the health sector.

- In the **United Kingdom**, long-term commitments progressed strongly to stand at EUR 6.8 billion, up 46.6%, at year end. Public finance commitments performed well in 2005, and Dexia got hold of a 23% market share in the non-state-administered market. The corporate/project finance originations amounted to EUR 1.1 billion, more than twice the volume of 2004. Dexia was the arranger of many Private Finance Initiatives, notably in the education, social housing and health sectors.

- In **Central and Eastern Europe** (CEE), Dexia increased strongly its book of long-term commitments to EUR 3.0 billion at the end of 2005. The deployments of Dexia in CEE went at a high pace in 2005: Dexia KommunalKredit Bank was created in March, integrated the Czech and Poland entities during the year and opened representative offices in Romania and Bulgaria. The Group has also obtained its banking license in Poland in June and created an office in Hungary which will start operating in early 2006. The activity included a fair amount of sovereign debt instruments: of note, Dexia co-led and participated in a EUR 500 million sovereign bond issue in Poland and in a EUR 500 million bond issue by the city of Bucharest.

- In **America** (Dexia operations only, FSA being analyzed below), total commitments went up EUR 42.5 billion (+58.7% or +37.4% at constant exchange rate) due to the strong resumption of the liquidity guarantee market, and also to the opportunities to invest in the US municipal bond market. Dexia kept building up its loan book in project finance with a very strong year 2005. In this sector, new originations totalled EUR 0.5 billion, more than four times the level of 2004. Among other, Dexia New-York was the arranger of the debt package for two large wind farm projects on the continent, and co-arranger of the financing of a wind farm in Hawaii.

The **debt management** activity continued to be particularly dynamic in the domestic bases of France and Belgium. In France, EUR 8.2 billion of existing outstanding were re-engineered (+34% compared to the very high level of 2004). Of note, debt management services are now offered in the health and social housing sectors, with great success. In Belgium, volumes reached EUR 4.5 billion, after a very good year 2004. This activity has also continued to be very buoyant in Italy, reaching EUR 1.4 billion with some large transactions conducted by the Emilie Romagna and the Toscana regions (EUR 350 million and EUR 165 million)

Short-term loan commitments were roughly stable amounting to EUR 18.8 billion as of December 31, 2005. This relatively calm short-term lending activity comes in a context of low long-term interest rates, leading customers to prefer long-term funding.

Deposits and assets under management for the business line's customers continued to progress and reached EUR 29.7 billion at year end 2005, up 13.8%. The growth stemmed mainly from Belgium (up 16%). It should also be noted that this type of activity is building up in Central and Eastern Europe.

Insurance activities (excluding FSA): The brokerage activities of Dexia Sofaxis continued to increase, with premiums collected amounting to EUR 352 million in 2005, up 2.6%. The insurance activities of Dexia Insurance in this business line achieved a very strong expansion in 2005 and collected EUR 625 million premiums. This 49% progression over 2004 was half originated in France and half in Belgium. In France, the commercial activity of Dexia Epargne Pension was this year again very robust (see *Focus on insurance activities across the Group* on page 61 of *Activity Report Year & Q4 2005*).

Regarding **FSA**, the gross present value (PV) originations exceeded the symbolic threshold of one billion dollar, and reached USD 1,014 million in 2005, an increase of 9.4% compared to already high level of 2004 originations. In the ***US municipal*** activity, in a particularly active

market and in a context of very low interest rates, FSA insured approximately 26% of the new issues insured during the year. PV premiums reached USD 485 million, up +11.8% compared to 2004. The activity was sustained in the general obligations business, as well as in the health and education sectors. Particularly noteworthy was the large "PPP" transaction concluded in the third quarter of 2005 for the Chicago Skyway, amounting to USD 1.4 billion. Regarding the ***asset-backed securities*** (ABS) business in the US, gross PV premiums originated declined by 16.6% to USD 195 million, due to tight credit-quality spreads driven by aggressive credit appetites among direct investors in the sector. The decline primarily stemmed from reduced production in net interest margin residential mortgage sectors, partially offset by increases in securitizations of home equity loans. FSA has preferred to wait for spreads to return to attractive levels to resume its strong activity in this segment. In the international business, PV premiums originated in 2005 reached USD 242 million, up +29.9% from 2004. The main transactions were conducted in the United Kingdom with two large PFI's in the health sector. As of December 31, 2005, total net par outstanding insured by FSA was USD 351 billion (+7.9% on one year earlier). Of note, FSA who monitors closely the counterparts hit by the Katrina and Rita hurricanes has had no claims to date thereon.

1.B. Results

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q4 2004	Q4 2005	Var.	FY 2004	FY 2005	Var.
Income	540	590	+ 9.2%	2,037	2,253	+ 10.6%
Costs	-178	-197	+ 10.9%	-687	-752	+ 9.5%
Gross Operating Income	362	393	+ 8.4%	1,351	1,501	+ 11.1%
Net income – Group share	**236**	**263**	**+ 11.4%**	**884**	**1,008**	**+ 14.0%**
Cost/Income ratio	32.9%	33.4%	-	33.7%	33.4%	
ROEE**	24.4%	23.7%	-	22.8%	22.7 %	

* i.e. excluding non-operating items; pro forma for Q4 2004 and FY 2004.
** Return on economic equity, annualized

Net income - Group share for the full year posted a solid 14.0% progression and exceeded for the first time the symbolic one billion threshold, amounting to EUR 1,008 million. This new progression confirms the business line's powerful earnings momentum and its status as the first contributor to Dexia's earnings. Taking out FSA's contribution - as this subsidiary experienced in 2005 what may be described as a pause (+0.8% compared to 2004) in its relentless double digit progression since its acquisition by Dexia - , the rest of the business line grew by 19.1% year on year. This naturally reflects the very robust build up of the book of business during many years of high and growing originations. It also stems from Dexia's strategy of international diversification, which has greatly paid off. Today, the business line's net income comes from the US (34%), France (26%), Belgium (20%), Italy (5%); the balance (15%) is originated in different countries worldwide, whose number keeps increasing and already exceeds a dozen.

Net income - Group share in the 4th quarter 2005 amounted to EUR 263 million (up 11.4% on the same quarter of 2004).

Total income amounted to EUR 2,253 million for the whole year, up 10.6% or EUR 215 million, and each of the subsegments contributed positively to this growth. FSA contributed EUR 495 million, i.e. EUR 33 million to the revenue growth. The rest of the business line achieved 11.6 % growth year on year, or EUR + 182 million.

In the fourth quarter, revenues amounted to EUR 590 million, up 9.2% on the same quarter of last year.

Costs were up EUR 65 million compared to 2004, i.e + 9.5% in 2005, a slightly lower percentage than the progression of revenues. Among the reasons for the cost increase, note that expenses at FSA went up EUR 13 million (or 11,5%), caused by several factors: acceleration of deferred costs on the refunding business; a lower cost deferral rate than in 2004; expenses linked to the move to new head offices. The costs of the business line without FSA went up 9.0% or EUR 52 million. In Belgium, the increase of costs amounted to EUR 12 million, and was principally caused by higher IT spend, legal costs on litigations, and IAS 19 pension provision adjustment. In France, costs were up EUR 9 million, one third of which on account of the new projects of Dexia Sofaxis, and the rest on compensation due to the very high level of originations and hirings for new developments. Elsewhere, the bulk of the increase (EUR 31 million) stems from the various developments and projects of the business line: EUR 8 million for the public sector bond origination and the first expenditure on the Japanese project; EUR 9 million on Central and Eastern Europe; EUR 6 million in America.

In the fourth quarter, costs stood at EUR 197 million, up 10.9% (or EUR 19 million) compared to the fourth quarter of 2004.

As a result, **gross operating income** amounted to EUR 1,501 million in 2005, an 11.1% increase compared to 2004, and 10.9% at constant exchange rate. In spite of the expenditures on the various developments of the business line, and owing to the robust revenue growth, the **cost-income ratio** decreased slightly from 33.7% in 2004 to 33.4% in 2005. On the subject, Dexia manages this indicator in view of the overall development perspective of the business line. Indeed, in an area where acquisition opportunities are rare and where organic growth opportunities are there, management finds cost growth quite acceptable when such expenses relate to business development.

The **cost of risk** in 2005 amounted to EUR 34 million, slightly above the level of charge during the same period of 2004 (EUR 30 million) but this increase is very small when compared to the growth of the assets during the same period. The cost of risk thus remains in the region of its historic lows.

Taxes went up in 2005 to EUR 421 million, up EUR 27 million (+6,8%). This was basically caused by the growth in operating earnings. Of note however, the increase at FSA (USD 25 million in the third quarter, and 4 million in the fouth quarter), linked to the change of tax rate on the Bermuda operations. In the other direction, a EUR 20 million provision was written back at Dexia New York in the third quarter of 2005.

Overall, the business line delivered an excellent year, and posted a strong 22.7% **return on economic equity** (ROEE).

2. PERSONAL FINANCIAL SERVICES

2.A. Activity

A rather favourable context has prevailed in this business line, due to the good trend of the equity markets. Short and long-term rates remained at low levels. In October, the announcement of new taxes on insurance products in Belgium from 2006 has triggered high activity in this area. Dexia conducted several advertising and marketing campaigns during the year, particularly in the first half and the last quarter.

At year-end 2005, customer assets were 7.9% above the previous year's, reaching EUR 123.2 billion. Total balance-sheet products decreased slightly (-1.9% in one year), after a stable first Half. On off-balance-sheet side, total customer assets grew by a strong EUR 8.5 billion, up 16.0% in one year, and now represent 49.7% of total customer assets compared to 46.3% a year before. The insurance activity also performed very well in 2005, up 20.2% (EUR +1.6 billion) on the previous year with a particularly strong fourth quarter 2005 (see *Focus on insurance activities across the Group* on page 61 of *Activity Report Year & Q4 2005*). The shift from the balance-sheet products to off-balance-sheet products continues. This change in the product mix results from successful commercial campaigns, and has been enhanced by the positive impact of market values since the beginning of the year. Those strong results validate the strategy engaged in this business line several years ago.

In **retail banking**, total customer assets reached EUR 81.5 billion as of December 31, 2005, up 6.8% in one year. The main trends were as follow:

- Balance-sheet products outstanding slightly decreased during the year (-2.0%), with a reduction in savings bonds partially offset by the positive evolution of the sight accounts and the savings accounts.
- Off-balance-sheet products continued to perform well during the year. At the end of 2004, the off-balance-sheet products represented 37.4% of the retail assets, while they now represent 41.1%. As of December 31, 2005, mutual funds amounted to EUR 20.7 billion, up 20.3% compared to December 31, 2004, which more than outweighs the decrease in savings bonds.
- Life insurance products, notably in guaranteed-income products continued to progress strongly (up 32.2% in one year) thanks to the successful marketing campaigns launched for off balance-sheet products during the year and the anticipation of the new tax on insurance products discussed above. The production was particularly good in the Branch 21 products during the fourth quarter.

Private banking customer assets were EUR 41.7 billion as of December 31, 2005, up 10.3% from a year ago. As in the retail segment, the balance-sheet products remained almost stable, while off-balance-sheet products increased significantly, up 14.9% from a year ago. The latter products represented 64.0% of the private banking assets as of December 31, 2004 and 66.7% as of December 31, 2005. Of note, assets managed under mandates, mutual funds and insurance products performed very well, with outstanding respectively up 17.7%, 22.5% and 22.9% in one year. In Belgium and Luxembourg (representing together 83% of the Group's total private banking assets), private banking business benefited also from the successful marketing campaigns catering to the retail segment.

Outstanding loans to retail and private customers amounted to EUR 28.6 billion at December 31, 2005, up 4.1% in three months and up 11.4% in one year. This stems for a large part from mortgage loans outstanding to retail customers which grew up continuously during the year, reaching EUR 17.1 billion, up 14.6% over the year. The increase was even more

significant in the fourth quarter thanks to an anticipation of a rise of the interest rate. The loans to private banking customers went 7.4% up in the fourth quarter and 16.0% up in the year.

2.B. Results

Underlying* results – Personal Financial Services

in millions of EUR	Q4 2004	Q4 2005	Var.	FY 2004	FY 2005	Var.
Income	540	543	+0.5%	2,150	2,219	+3.2%
Costs	-386	-400	+3.7%	-1,568	-1,596	+1.8%
Gross operating income	154	142	-7.5%	583	623	+6.9%
Net income - Group share	**88**	**100**	**+14.0%**	**370**	**420**	**+13.3%**
Cost-income ratio	71.5%	73.8%	-	72.9%	71.9%	-
ROEE**	20.4%	22.4%	-	21.6%	23.5%	-

* i.e. excluding non-operating items; pro forma for Q4 2004 and FY 2004.
** Return on economic equity, annualized

The performance of the business line improved again in 2005, after the two record years of earnings growth in 2003 and 2004. A strict cost discipline coupled with strong revenue generating activities led to achieve, this year again, a double-digit increase. The **net income-Group share** for the full year 2005 amounted to EUR 420 million, up 13.3% compared to 2004. It stood at EUR 100 million in the fourth quarter of 2005, up 14.0% on the same period of last year.

Nota Bene: *Before commenting the results of the business line, it must be noted that several changes and adjustments took place in the course of the year - of an accounting nature or dealing with the scope of consolidation - which had an overall material negative impact on the business line's revenues, both annually or quarterly :*
i) *the accounting mode of fees on structured eurobond products has changed under IFRS; under the previous methodology, these products would have generated EUR 30 million more revenues in 2005, of which EUR 8 million in the fourth quarter;*
ii) *in the first three quarters of 2005, EUR 12 million were booked as upfront income on fixed-income products, and then reversed during the fourth quarter, as it was established that it had to be spread on the products' lifetime;*
iii) *early repayment penalties on mortgage loans have been unduly booked upfront – rather than pro rated – during the first three quarters of 2005; this was corrected in the fourth quarter, in the amount of EUR 18 million;*
iv) *Eural left the scope of consolidation in the fourth quarter of 2005, resulting in EUR 8 million less revenues and EUR 8 million less costs in that quarter; whilst the 2004 fourth quarter figures have been restated pro forma to take this into account, the first 3 quarters 2005 were not.*
All above items have the combined effect to distort the comparisons on a like for like basis:
- the revenue growth between full year 2005 and full year 2004 should have been EUR + 117 million instead of EUR + 69 million;
- the revenue growth between the fourth quarter of 2005 and the fourth quarter of 2004 should have been EUR+ 41 million instead of EUR + 3 million
- the revenue growth between the fourth quarter of 2005 and the third quarter of 2005 should have been EUR+ 33 million instead of EUR - 29 million

Total income for the full year 2005 amounted to EUR 2,219 million, up 3.2% or EUR +69 million compared to 2004. At comparable accounting standards, the revenue growth would have been +5.4%. This increase was mainly driven by the commissions (+10.0%), pursuant to Dexia's policy to promote actively the off-balance-sheet products (cf. Activity above). The "no (or low) entry fee" propositions, the marketing campaigns conducted throughout the four quarters, and finally the announcement of a new tax on insurance products from 2006, have positively influenced the revenues, and will continue to do so in the coming times.

Fourth quarter total income stood at EUR 543 million, posting a 0.5% rise compared to the same period of 2004, and +7.6% at comparable accounting standards.

Costs amounted to EUR 1,596 million for the full year 2005, a modest 1.8% increase compared to those of 2004, and given the strong revenue momentum in 2005. Yet, they include the investment in franchise, distribution and marketing that has contributed to the increase of business. Particularly noteworthy is the fact that the branch closure target decided in 2001 was exceeded, the total number of branches standing at 1,069 at the end of 2005, compared to the initial target of 1,099.

In the fourth quarter, costs amounted to EUR 400 million, up 3.7% on the fourth quarter of 2004.

Gross operating income in 2005 thus went up 6.9% to EUR 623 million. It decreased in the fourth quarter (-7.5%) due to the technical reasons described above.

The **cost-income ratio** continued to improve, from 72.9% in 2004 to 71.9% this year, reflecting the good trends described above.

The **cost of risk** remained very small at EUR 23 million in the year, a decrease of 34.4%, and EUR 7 million in the fourth quarter.

Tax expenses remained almost stable in 2005 at EUR 182 million. Owing to a more efficient management of the tax base, the tax rate stood at 29%, lower than in 2004 (37%).

The **return on economic equity** (ROEE) continued to improve and stood at 23.5% for the full year 2005, up from 21.6% for 2004.

3. INVESTMENT MANAGEMENT AND INSURANCE SERVICES (IMIS)

3.A. Activity

Asset management achieved a strong year in 2005. Volumes reached EUR 90.6 billion at year-end, up 26.8% (or EUR 19.1 billion) on the previous year, under the effect of a significant organic growth (EUR 12.1 billion) but also of a positive market effect (EUR 7.0 billion). All types of management experienced a very strong increase in 2005: notably the mutual funds category increased by 30.3% in one year, due to the resumed appetite for such products, on the part of both retail and institutional clients. The increase in volumes of discretionary private mandates was 21.5%, and institutional mandates went up 18.6%. In this latter category, the growth of new business stemmed from different sources: insurance activities within Dexia; new mandates from pension funds; new mandates from local and government authorities; mandates from financial institutions. Of note, an important flow of business was won on the Australian market.

Concerning the productivity ratios of the company, already very good in 2004, they have further improved in 2005, with costs representing only twelve basis points of assets under management. The performance of Dexia Asset Management's funds also stood very well: Standard & Poor's ranking of sector peer group placed 72% of its fund in the first two quartiles (by volume) in 2005, and 79% in the last three years.

Fund Administration activity remained very strong:

- Total **assets under custody** amounted to EUR 409 billion at year-end 2005, up 17.4% on one year earlier. The mandates to Dexia Fund Services stood at EUR 255.1 billion, up 6.5% over the quarter and up 35.2% in twelve months thanks to the market effect, but above all to the mandates won throughout the year notably in Luxembourg.
- The **central administration** activity has experienced a growth of 5.6% over 2004 in terms of number of valuations. The assets in this activity grew 28.4% to EUR 241.7 billion over the past twelve months.
- The **transfer agent** activity remained almost unchanged over the year and grew by 3.7% over the quarter.

To recall, Dexia and Royal Bank of Canada announced in early 2006, the completion of the equally-owned joint venture to combine their institutional investor services businesses. The new company, RBC Dexia Investor Services, ranks among the world's top 10 global custodians with assets under custody (includes assets of Royal Bank of Canada as of Oct. 31, 2005 and Dexia as of Sept. 30, 2005) of approximately EUR 1,650 billion. RBC Dexia Investor Services offers an integrated range of products, including global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services, to institutional investors worldwide. This announcement has been very well received by clients.

Insurance activities, finally, occupy an important place in Dexia's business portfolio. Total premiums collected in 2005 amounted to EUR 3,684 million (excluding the businesses of FSA and Dexia Sofaxis, which are reported separately due to their specific natures), and total revenues amounted to EUR 443 million, i.e. nearly 7.7% of total Dexia Group's revenues. See *Focus on insurance activities across the Group* in the *Activity Report Year & Q4 2005* (page 61) for the detailed performance of the insurance business.

3.B. Results

Underlying* results – Investment Management and Insurance Services

in millions of EUR	Q4 2004	Q4 2005	Var.	FY 2004	FY 2005	Var.
Income	171	208	+22.0%	630	701	+11.2%
Costs	-102	-114	+12.4%	-379	-423	+11.6%
Gross operating income	69	94	+36.3%	251	278	+10.6%
Net income – Group share	**44**	**74**	+67.5%	**179**	**230**	**+28.6%**
Cost-income ratio	59.7%	55.0%	-	60.1%	60.4%	-
ROEE**	24.4%	36.1%	-	24.7%	28.1%	-

* i.e. excluding non-operating items; pro forma for Q4 2004 and FY 2004.
** Return on economic equity, annualized

Net income - Group share of the business line in 2005 increased strongly to EUR 230 million, up 28.6% compared to 2004. In the fourth quarter, the contribution was EUR 74 million, compared to EUR 44 million in the same quarter of 2004.

The performances of all three units pertaining to this segment were good, as analyzed below.

- **Asset management** performed very well in 2005, with increased revenues (+4,8% or EUR 9 million in one year). This progression must be analyzed in view of the fact that various changes were introduced in 2005 (no more absolute performance fees as from January 1, 2005; revised fee structure on certain products/services; different split in commissions between the distributors and the asset managers for some mutual funds). On a like-for-like basis, the revenue increase year on year would have been +21%, quite consistent with the volume growth. Costs increased (+17.3% in one year, or EUR 16 million), in conjunction with the strong developments of the activity. In particular, three new sales offices were opened (in Milan, Madrid and Rotterdam) to develop business with institutional clients. Staff increased by 67 in 2005, àdding to the recruitments made at the end of 2004. This increase of the costs did not however preclude the efficiency ratio (cost per unit of asset managed) of Dexia Asset Management to keep improving, from 13 basis points in 2004 to 12 basis points in 2005.
- **Fund administration** revenues were up 14.0% (or EUR +35 million) at EUR 282 million in 2005. Income was pulled by higher volumes and commissions on mutual funds and higher foreign exchange income, but somewhat mitigated by the closure of operations in the Netherlands and by the pressure on fees in a strong competitive environment. The costs rose by EUR 16 million, due to the cost of establishing the new joint venture (RBC Dexia Investor Services – EUR 8 million) and by IT developments in the Spanish and the Italian units. As a result, gross operating income increased by 23.9% (or EUR + 18 million) to reach EUR 95 million for the full year.
- The **insurance activities** have also achieved a very good year in 2005. To remind, this segment includes only the "factory" operations (i.e. without the distribution income staying in the other business lines). For a complete reading of the contribution of the insurance activities throughout the Group, please refer to the Focus on insurance activities across the Group on page 61 of the Activity Report Year & Q4 2005. Within the business line alone, revenues amounted to EUR 221 million in the year, up 13.9% or EUR +27 million compared to 2004. Net income amounted to EUR 87 million, (+ 76,8% or EUR +38 million), owing particularly to the positive influence of financial revenues and lower taxes.

Underlying contribution of the IMIS segments

in millions of EUR	Asset management		Fund administration		Insurance	
	2004*	2005	2004*	2005	2004*	2005
Income	189	198	248	282	194	221
Costs	-94	-111	-171	-187	-114	-125
Gross operating income	94	87	77	95	80	96

* Pro forma.

4. TREASURY AND FINANCIAL MARKETS (TFM)

4.A. Activity

Funding activities have been again very buoyant in 2005, in line with the strong balance sheet growth of Dexia. Long-term issuances (2 years and more) amounted to EUR 29.7 billion (+2.8% above 2004 level), of which EUR 17.0 billion bear the AAA signatures of Dexia Municipal Agency and Dexia KommunalBank Deutschland (formerly Dexia HypothekenBank Berlin). Dexia thus continues to stand among the largest private issuers on the bond market. The funding cost of new issues in 2005 was lower than in 2004, and the average life of the new issuances increased to 9.0 years (compared to 7.3 years in 2004). Most of the long-term funding was sourced, as before, from private placements with institutions (61.3%), but it must be noted that the retail oriented bond activity now occupies a sizeable part of the long-term funding (EUR 6.9 million issuances in 2005, i.e. 23.3% of total). The placement of such notes is not only made in the networks of Dexia in Belgium and Luxembourg (5% of total), but more and more importantly in several retail banking networks in Italy (18% of total), pursuant to Dexia Crediop's marketing agreements with several large Italian banks who distribute this paper, which meets great success.

Short-term funding - managed by the **money market** team which generates about a quarter of TFM's revenues- was also very active in 2005, under its various usual forms (short-term bonds, commercial paper, CDs, interbank market, repurchase agreements) but it was also sourced with institutional clients, such as several central banks who appreciate depositing mostly euro-denominated reserves with Dexia in view of its good rating and renown. This clientele now represent nearly 15% of the total outstanding short-term borrowings of TFM, which exceeded EUR 100 billion at year end.

The **credit spread portfolio (CSP)** was increased substantially to EUR 54.9 billion at year end (from EUR 39.3 billion a year before). This activity, which contributes for about half of the TFM's revenues, consists of managing a large portfolio of high credit quality instruments (about 99% of the portfolio is investment grade, and 75% is rated AA- or above) on the strength of Dexia's good rating, but more importantly, of its capability to assess the risk/reward of selected asset classes on which the Group has a long experience and a very good command (sovereigns; covered bonds; ABS/MBSs; financial institutions). In the CSP, Dexia keeps the credit risk but hedges the interest rate risk, and the investment lines are essentially classified in the available-for-sale (95%) and hold-to-maturity (2%) categories. The new investments made in 2005 totalled EUR 24.3 billion, making of Dexia one of the most sizeable buyers in the market. The portfolio now also includes a significant element of "balance-sheet lending" business, offering attractive returns. This is a business where Dexia supplies funding to financial institutions seeking liquidity but retaining the credit risk of their loan books via credit default swaps (EUR 3.1 billion of new business was written in 2005).

The other contributors to TFM's revenues are several specialist desks, operating in the various global capital markets, such as **fixed income** (arrangement of bond issues distributed in the retail networks; primary dealing of Belgian government bonds; syndication and support to the public sector bond origination team;...), **foreign exchange** and **equities.** Of particular interest are the achievements of two other segments of TFM which bring sizeable and growing revenue contributions, and who also participate to the increasing renown of Dexia as "the investment bank of the local public sector" and related niche markets. The first one is **financial engineering and derivatives (FED)** which, among other missions, is responsible for the engineering and marketing of the structured products sold to the clients of the retail, private and public sectors. The economic revenue exceeded EUR 60 million in 2005. The other one is **securitization** which operates partly out of Brussels and partly in the US; it accounted for EUR 35.6 million of

revenues in 2005, up 47% on 2004. This desk advises, arranges and/or underwrites securitisation transactions. In Europe, it mainly deals with assets owned by the public authorities (real estate, tax receivables,...), and in the US, its business is focused on commercial property. In both cases, extensive know-how is applied to structure ABS transactions responding precisely to the needs of investors seeking certain types of asset classes. This activity achieves very attractive returns, and provides excellent service to the market. A good part of its success stems from the fact that it combines the expertise of Dexia in the Public Finance sphere and in structured products to conceive innovative asset classes whose commercial potential could develop very strongly in the years to come.

TFM is a very profitable business line on its own right within Dexia, with nearly half a billion euros of revenues in 2005, as analysed below. But it is also a strong support unit to the other business lines and to the Group itself for what concerns funding and balance-sheet management. The amount of indirect revenues stemming from the cooperation between TFM and the other business lines and booked in the latter, are estimated to exceed EUR 300 million in 2005. By nature, its revenues are more volatile than in the rest of the Group, and it incurs some exposure to interest rate and equity market risks. In 2005, the VaR limit allocated to TFM was EUR 73 million, and the average utilized was EUR 27 million, a very small percentage of Group equity resources. (See chapter on *Risk Management* in the *Activity Report Year & Q4 2005*).

4.B. Results

Underlying* results – Treasury and Financial Markets

in millions of EUR	Q4 2004	Q4 2005	Var.	FY 2004	FY 2005	Var.
Income	106	121	+14.3%	449	487	+8.5%
Costs	-39	-49	+22.9%	-163	-177	+8.5%
Gross operating income	67	73	+9.2%	287	311	+8.5%
Net income – Group share	**45**	**59**	**+32.0%**	**231**	**267**	**+15.4%**
Cost-income ratio	37.2%	40.0%	-	36.2%	36.2%	-
ROEE**	20.1%	23.9%	-	25.9%	26.9%	-

* i.e. excluding non-operating items; pro forma for Q4 2004 and FY 2004.
** Return on economic equity, annualized

This year again, Treasury and Financial Markets had a very good year, with the **net income – Group share** reaching EUR 267 million, up 15.4% on the previous year, and EUR 59 million for the fourth quarter alone, a progression of +32.0% over the same quarter of 2004. The main contributors to the business line's yearly net income remain the credit spread portfolio (CSP) - representing 65% thereof - and the money market activities (19%).

Total income for the full year 2005 amounted to EUR 487 million, up 8.5% or EUR 38 million over the previous year, and was largely pulled by the revenue progression of CSP (EUR +21.4 million), money market (EUR +15.6 million), and of the securitisation activities (EUR +11.5 million) where business has been particularly buoyant. The financial engineering and derivatives (FED) desk also performed well in 2005. The business line's income was however mitigated, this year again, by products involving arbitrage strategies, which embed cash and derivative instruments whose change in value may cause simultaneously either increased revenues and taxes at times, or reduced revenues and taxes at other times. The overall effect

was one of reduced revenues both in 2005 (EUR 35 million) and in 2004 (EUR 14 million) leading to a negative variance of EUR 21 million year on year.

Fourth quarter's revenues amounted to EUR 121 million, a strong increase over the same quarter of 2004 (+14.3%, or EUR 15 million).

Costs were up 8.5% to EUR 177 million for the full year 2005. This EUR 14 million increase results from several factors among which a restructuring charge for the downsizing of cash-equity activities in France (EUR 5 million), the developments of securitization activities in the US (EUR 5 million).

In the fourth quarter, underlying costs went up to EUR 49 million, i.e. EUR 10 million above what they were in the same quarter of 2004. Of note, the EUR 5 million charge incurred on the restructuring of the cash-equity activities in France was in the last quarter.

Gross operating income thus amounted to EUR 311 million for the full year (+8.5%), and to EUR 73 million in the fourth quarter (+9.2% compared to the fourth quarter of 2004). Thus, the underlying **cost-income ratio** remained stable, at 36.2% in 2005.

Impairments and provisions stood at a net write-back of EUR 1 million in 2005, compared to a net write-back of EUR 20 million in 2004, pursuant to issues that were resolved.

Finally, the net **tax charge** was EUR 42 million in 2005, i.e. EUR 31 million less than in 2004. This important diminution is partly explained by the accounting impact of the arbitrage products discussed above (EUR 21 million of the variance), and also by the fact that an adjustment was made in 2004 of the tax charge, with no equivalent in 2005 (EUR 13 million of the variance).

Return on economic equity (ROEE) of the business line remained stable in 2005, at the high level of 26.9%.

III. CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the five analytical segments in the organization, "Central Assets" mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. "Central Assets" also allocates economic capital to the business lines which receive notional interest thereon, charged to Central Assets. On the costs side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, Central Assets also includes all the results of the share-leasing activities at Dexia Bank Nederland. Besides, management has chosen to isolate those items which have an influence on the published financial statements, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why the "non-operating items" such as one-off capital gains or losses, are isolated and described in detail on page 40 of the *Activity Report Year and Q4 2005*. And since the introduction of IAS 32&39 on January 1, 2005, the variations of income caused by the marking to market of FSA's CDS portfolio (see footnote 2 on page 2) are also considered "non-operating". The table below summarizes the aggregated contribution of Central Assets and non-operating items on Dexia's results.

Results from Central Assets and non-operating items

in millions of EUR	Q4 2004*	Q4 2005	FY 2004*	FY 2005
Income	71	109	331	317
Costs	-79	-82	-241	-283
Gross operating income	**-8**	**27**	**90**	**34**
Cost of risk	-182	-4	-180	4
Impairment on (in)tangible assets	-2	-1	-19	0
Tax expenses	206	37	280	84
Minority interests	-1	-1	-16	-10
Net income – Group share	**13**	**57**	**155**	**113**

* pro forma for Q4 2004 and FY 2004.

In 2005, the contribution of all the components described above was EUR +113 million, compared to EUR +155 million in 2004. Various factors impact most of the lines of the statement of income, as follows:

Concerning total income, the EUR - 14 million variance comes essentially from the following:

a) a lower contribution from Central Assets to the underlying revenues (EUR 95 million in 2005 against EUR 149 million in 2004). This EUR - 54 million stems principally from: i) EUR - 41 million less net interest income due to larger amounts of economic equity allocated to the business lines; ii) EUR - 39 million variance on revenues from foreign exchange hedges, positive in 2004 and negative in 2005; and iii) miscellaneous items totaling EUR + 26 million.

b) as regards the non-operating revenues throughout the Group, the amount this year (EUR 222 million in 2005) was EUR 40 million higher than in 2004 (EUR 182 million). Details are given in the Activity Report Year & Q4 2005 on page 40. They concern mostly capital gains (EUR 166 million in 2005, compared to EUR 141 million in 2004). Besides, a cumulative EUR +9 million mark-to-market of FSA's CDS portfolio took place, with no equivalent in 2004 (see note 2 page 2).

Concerning the **costs,** the increase of EUR 42 million year on year stems from two main nonrecurring items (EUR 13 million related to the closure of Rekord in Germany; EUR 3 million setting up costs of RBC Dexia investor Services), and for the balance from Central Assets on account of various items, the main ones being: i) EUR +11 million at Group level due to several projects such as Basle II (EUR 2 million), the implementation of the Duisenberg mediation in the Netherlands (EUR 10 million), an institutional advertising campaign (EUR 6 million), the review of acquisition opportunities (EUR 1 million), ii) in Belgium, the adjustment of IAS 19 pension provisions (EUR 6 million), and the refurbishments/accelerated depreciation on buildings to be vacated (EUR 8 million), and consultancy costs (EUR 2 million); iii) in France, retirement plans and staffing for the international developments (EUR 4 million).

The net **cost of risk** is EUR +4 million in 2005, compared to EUR -180 million in 2004. This is almost totally attributable to the share leasing portfolio at Dexia Bank Nederland. As previously reported, an additional charge of EUR -97 million was made in the first quarter of 2005 in the context of the mediation of Mr. Duisenberg. Beyond, the net new charges and reversals amounted to EUR +104 million.

Concerning the **tax charge**, this year again credits appear, in lower amounts however than last year, and not equally split among the three quarters. They stem mostly from the tax incidence of the non-operating items of the periods, and from the positive settlement of a tax dispute (see Activity Report Year & Q4 2005 on page 40 for more details).

Commenting on the results, Axel Miller, Dexia's Chief Executive Officer and Chairman of the management board, declared:

"This year again, Dexia's results have been excellent.

In Public Finance, originations were record- high and a lot of profitable business was done that will generate earnings for many years. Net income growth exceeded 14% in 2005, despite a high competitive pressure.

In Personal Financial Services, this is the third consecutive year of high double digit earnings growth, with a solid revenue momentum and costs keeping under control.

Equally, Asset Management, Insurance, Fund Administration Services, and Treasury and Financial Markets have remarkably performed, both in terms of efficiency, earnings growth and ROE.

This year was good above all, because we increased our volume of business without compromising with our key objectives: curbing down the cost-income ratio - despite the fact that this has been a year of extensive development, domestically, internationally, and in terms of new activities -, delivering a high return on capital, and eventually increasing earnings per share and shareholder value.

We are confident that Dexia will continue to deliver value at a strong pace, whilst planning and preparing its longer term future to occupy a strong position in the very promising markets that we have ahead of us."

Appendix

Balance sheet

in billions of EUR	Jan. 1, 2005	Dec.31 ,2005	Variation Dec. 31 ,2005 / Jan. 1, 2005
Total assets	**404.6**	**508.8**	**+25.7%**
of which			
Loans and advances to customers	169.5	192.4	+13.5%
Loans and securities	147.3	198.9	+35.1%
Total liabilities	**391.9**	**493.1**	**+25.8%**
of which			
Customers borrowings and deposits	87.1	97.4	+11.8%
Debt securities	144.2	175.7	+21.9%
Total equity	**12.8**	**15.7**	**+23.1%**
of which			
Core shareholders' equity	10.5	11.5	+9.5%
Total shareholders' equity	12.1	14.1	+16.5%



The Chief Executive Officer

March 2nd, 2006

In 2005, Dexia achieved very solid growth in originations, revenues and net income-Group share. This good performance comes after the record year of 2004, and furthermore, the symbolic threshold of EUR 2 billion net income has been exceeded in the ninth year of existence of Dexia as a Group, remembering that the combined net income of its two constituents was EUR 481 million in 1996.

Net income-Group share stood at EUR 2,038 million in the year 2005, up 11.9% above 2004, and earnings per share amounted to 1.87 EUR, up 14.5%. This double digit growth was achieved in a very challenging environment which has prevailed throughout the year in all the areas and markets where Dexia operates, and despite the expenditure on development projects which are expected to bear fruit in the mid term.

An excellent year in Public/Project Finance

It was clear as from the beginning of 2005 that competition would toughen and that it would bear on origination margins. This has certainly happened, but it did not prevent Dexia from seizing considerable amounts of business opportunities offering a risk-reward profile which responds to Group's requirements. Overall, long-term credit commitments went up by a strong 25.0%, bringing the total book to EUR 241.3 billion at year end. All the countries where Dexia holds - or is the process of increasing – market share, contributed to this good performance. In the historic markets of France and Belgium, growth of the outstanding commitments was respectively +5.1% and +7.0%; these are substantial growth percentages in view of the mature portfolios in those countries. In the newer markets, the progressions were very strong (Italy: +19.6%; Spain: +30.5%; UK: +46.6%; USA: +58.7%). This was particularly the case in Eastern and Central and Eastern Europe where the book now exceeds EUR 3 billion of assets, only a few months after starting. Particular success was experienced in the area of Corporate /Project Finance, where outstanding commitments went up 57.4% in one year to EUR 23.7 billion. Dexia ranks today among the leading names worldwide in project finance, and is number one in the fast growing field of Public Private Partnerships (PPP) financing. At FSA, originations exceeded the USD 1 billion threshold in 2005, going up 9.4% on 2004, whilst total net par outstanding insured reached USD 351 billion, 7.9% above the level at year end 2004.

The financial performance of the business line followed these very robust commercial trends: underlying net income-Group share went up 14% in the year – following four consecutive years of double digit earnings growth -, a progression which contrasts with the frequently encountered idea of a business where growth is modest. Return on economic equity stood at a record high 22.7%.

Personal Financial Services: another year of robust growth

Customer assets went up 7.9% to reach EUR 123.2 billion at year end 2005. Not only were the flows of new business very good, but also the mix of products has shifted in the right direction, with the off-balance-sheet products progressing at the rate of 16.0% in one year, by contrast to the balance sheet products. On the lending side, outstanding volumes amounted to EUR 28.6 billion, up 11.4% in one year, with a particularly good performance of mortgages (+ 14.6% to EUR 17.1 billion).

Here again, the financial performance of the business line was very robust: underlying net income-Group share was up 13.3%, a very good performance indeed when one remembers that the business line achieved a strong double digit growth in the two previous years. Of particular note is the fact that underlying costs were contained, with a +1.8% growth in the year, whilst the underlying revenues were up 3.2% during the same period – despite technical factors that mitigated the revenue growth rate.

Investment Management and Insurance Services (IMIS): underlying results up 28.6%

Commercial activity was strong at Dexia in 2005, owing to two main factors: a greater appetite on the part of the clients for off-balance-sheet products, and a good equity market environment. ***Dexia Asset Management*** had a total book of EUR 90.6 billion at year end, up 26.8% in twelve months, which was strongly increased both on account of new business flows (+17.0%) and market performance (+9.8%). The ***fund administration*** business did very well too: total assets under custody amounted to EUR 409.0 billion at year end (+17.5%), setting the scene nicely for RBC Dexia Investor Services, which started operating in January 2006. Last, the ***insurance activities*** performed strongly, with EUR 3,684 million of gross premiums written, up 22.7% above 2004.

The financial performance of IMIS has been excellent, with underlying net income-Group share standing at EUR 230 million, up 28.6% on the previous year.

Treasury and Financial Markets (TFM): growing activity and results

Group funding activities have again been very buoyant this year, with EUR 29.7 billion new long-term notes issued, making of Dexia one of the largest private issuers worldwide. Similarly, the Credit Spread portfolio – which contributes nearly half of TFM's revenues - was increased to EUR 54.9 billion at year end with high credit quality investments. The large volumes of investments made during the year (EUR 24.3 billion), make Dexia one of the main buyers on the market. The other desks supplying expert knowledge and market access to Dexia business lines had, for most of them a very good year, particularly the Financial Engineering/Derivatives and Securitisation desks, where high added value products are conceived and packaged.

Overall, the business line produced EUR 267 million underlying net income-Group share, up 15.4% above 2004, and the return on economic equity stood high, this year again, at 26.9%

Group overall financial performance was excellent in 2005, as witnessed by the progression of most of the key indicators which are monitored in relation to the mid term objectives:

The **cost-income ratio** stood at 54.0% in 2005, down from its level of 2004 (54.4%). More importantly, the underlying cost-income ratio (i.e without non-operating items) also improved, from 56.1% in 2004 to 55.8% in 2005.

The **Return on Equity** stood at 20.0% in 2005 (compared to 17.2% in 2004), way above the Dexia's term objective of 16.5%. This was of course enhanced by relatively large amounts of non-operating income in the two years, but it also reflects the disciplined capital management of the Group.

The **Tier 1 ratio** went up from 10.0% at the beginning of the year to 10.3% at year end, despite the high growth momentum of risk-weighted assets (+11.3% in one year).

All of this combined into good shareholder value, whether looked at through the increase of **earnings per share growth (+14.5%**, as discussed above), or **net comprehensive asset value per share (+18.7%** in one year).

In view of this good performance, the Management Board has put to the Board of Directors a proposal for a gross **dividend** of **EUR 0.71 per share, up 14.5%** on 2004.

Looking ahead

We are optimistic about the future of Dexia, not only for the coming few years but also on a longer time horizon. While current market conditions continue to put pressure on margins, the capacity of Dexia to act swiftly and to identify profitable business opportunities gives it a strong edge on the market.

We also feel that a large number of markets will open up for Dexia, which our current strategic review is in the process of identifying and measuring.

This gives a lot of prospects for Dexia, and management is eager to transform these opportunities into more value.

Axel Miller
Chief Executive Officer
Chairman of the Management Board